SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Set forth below is the text of a press release issued on December 5, 2006.

Luxottica Group and Tiffany & Co. sign landmark 10-year eyewear license agreement

Milan, Italy and New York, NY — December 5, 2006 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the global leader in eyewear, and Tiffany & Co. (NYSE: TIF), the world-renowned jeweler, today announced the signing of a landmark 10-year license agreement for the design, manufacturing and worldwide distribution of exclusive ophthalmic and sun collections under the TIFFANY & CO. name. The agreement marks Tiffany’s entrance into the eyewear market, with the launch of the first-ever collections carrying the Company’s iconic luxury brand expected for early 2008.

“As a luxury fashion accessory, eyewear seems like a natural addition for us,” said Michael J. Kowalski, Tiffany’s chairman and chief executive officer. “Tiffany’s success has always been tied to offering a wide range of extraordinary product designs, in jewellery, timepieces, tableware and accessories. Our customers’ expectation and trust in that design integrity is an important foundation of our heritage and brand image.  We are pleased to establish this relationship with Luxottica, which we believe will generate exciting designs for our customers.”

Andrea Guerra, chief executive officer of Luxottica Group, commented: “We are extremely pleased to begin this new and historic partnership with Tiffany & Co., one of the world’s most prestigious luxury retailers and a brand that has built its heritage on exquisite design and craftsmanship. Tiffany’s entry into the eyewear market further demonstrates that eyewear has evolved into a high style, luxury accessory.”

For 169 years, Tiffany & Co. has designed and produced standard-setting jewelry and accessories, while Luxottica Group has built over the years a strong tradition of crafting luxury eyewear for some of the leading luxury brands in the world.  The licensing arrangement represents a natural partnership that will offer the highest levels of style, quality and service.

Mr. Guerra added, “Over the past years, our Group has further strengthened its leadership position in the eyewear market through the growth of both new and existing partnerships with many of the preeminent luxury and fashion brands in the world.  Given this successful track record, along with the long-term nature of the agreement, our two companies can be expected to develop a truly unique eyewear line in full respect of the long-term values of luxury and exclusivity that Tiffany has built over the years.”

The distribution of Tiffany’s collections will be selective and exclusive, starting with Tiffany’s own stores as well as the finest retail locations in North America, Japan, Hong Kong, South Korea, key Middle East markets and Mexico and extending over time to additional markets and through new distribution channels.

Luxottica Group anticipates strong growth from the TIFFANY & CO. eyewear collections. After the initial launch period and distribution has broadened over time to most markets and channels, Luxottica Group expects the line to generate revenues of at least €50 million per year.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, beginning January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

About TIFFANY & CO.

Tiffany & Co. operates jewelry and specialty retail stores and manufactures products through its subsidiary corporations.  Its principal subsidiary is Tiffany and Company.  The Company operates TIFFANY & CO. retail stores and boutiques in the Americas, Asia-Pacific and Europe and engages in direct selling through Internet, catalog and business gift operations.  Other operations include consolidated results from ventures operated under trademarks or trade names other than TIFFANY & CO. For additional information, please visit www.tiffany.com or call Tiffany & Co.’s shareholder information line at 800-TIF-0110.

Luxottica Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Media and investor relations contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069

Email: AlessandraSenici@Luxottica.com

TIFFANY & CO.

Mark Aaron, Vice President, Investor Relations

Tel.: +212 230 5301

Email: Mark.Aaron@Tiffany.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
DATE: December 11, 2006		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER